Filed by HBT Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: HBT Financial, Inc. (Commission File No. 001-39085)

CNB Bank Shares, Inc. (“CNB”) included the information below along with its fourth quarter cash dividend checks sent to CNB shareholders on or about December 30, 2025:

CNB Bank Shares, Inc.; Fourth Quarterly Dividend to Stockholders, 2025    December 31, 2025

Enclosed, please find your check(s), or direct deposit confirmation(s), representing a cash dividend of $0.15 per share to stockholders of record on December 1, 2025. This matches the per-share dividend of the prior three quarters of 2025; total dividends per share are up 5.26% over the same measure in 2024.

The 43-day government shutdown delayed release of USDA crop reports, yet recent estimates still project record-high yields for this year’s corn and soybean harvest. Planting, growing, and harvest conditions in central Illinois were characterized by a wet spring followed by an extremely dry late summer and fall. Corn prices improved during harvest, while an increase in soybean prices have recently experienced a decline, yet still 9% higher than a year ago. The FOMC’s third straight lowering of the Fed Funds rate by 0.25% in as many sessions has produced a more conventional yield curve, especially in the 3 year to 30 year portion of the curve. The 30-year fixed-rate mortgage (FRM) averaged 6.22% as of 12/11/25, down from the 6.6% average of a year ago; the 15-year FRM average is 5.54%, down from the 5.84% average of this time last year.

Proxy information and voting forms for the Board approved merger of CNB Bank Shares, Inc. into HBT Financial, Inc. have been distributed to CNB shareholders of record December 10, 2025. Please be sure to vote your shares prior to the Special Shareholders’ Meeting scheduled for January 26, 2026. If you have questions about the proxy statement and prospectus, you should contact Karen Smith, a representative of our proxy solicitation firm, Advantage Proxy, Inc., at (877) 870-8565 or at ksmith@advantageproxy.com.

We wish for you and yours a healthy and prosperous New Year.
    CNB Management

Important Information and Where to Find It
In connection with the previously announced Agreement and Plan of Merger, dated as of October 20, 2025 (the “merger agreement”), by and among HBT Financial, Inc. (“HBT”), HB-CNB Merger, Inc. and CNB pursuant to which CNB will merge with and into HBT, HBT has filed materials with the SEC, including a Registration Statement on Form S-4 of HBT that includes a proxy statement of CNB and a prospectus of HBT. The Registration Statement has been declared effective by the SEC, and on or about December 19, 2025, HBT and CNB mailed a definitive proxy statement/prospectus to the shareholders of CNB in connection with its special meeting of shareholders to be held on January 26, 2026. This news release is not a substitute for the proxy statement/prospectus or the Registration Statement or for any other document that HBT has filed or may file with the SEC and send to CNB’s shareholders in connection with the proposed transaction. CNB’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY HBT WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HBT, CNB, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors are able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT are available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com.

Participants in the Proxy Solicitation
HBT, CNB and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from CNB’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2025 annual meeting filed with the SEC on April 9, 2025. Information regarding the executive officers and directors of CNB and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.